May 31, 2005

Mail Stop 4561

Anthony W. Thompson
Chief Executive Officer and
  Chairman of the Board of Managers
NNN 2003 Value Fund, LLC
1551 N. Tustin Avenue, Suite 200
Santa Ana, CA  92705

Re:	NNN 2003 Value Fund, LLC
	Form 10
	File No. 0-51295
      Filed May 2, 2005

Dear Mr. Thompson:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please note that the Form 10 goes effective by lapse of time 60 days after the date filed pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. At that time, you will be subject to the reporting requirements under Section 13(a) of the Securities
Exchange Act of 1934. In addition, we will continue to review your filing until all of our comments have been addressed.
2. We note your statement that you do not believe that you will operate in a manner that requires you to register as an "investment company" under the Investment Company Act of 1940. We further note that you hold tenant in common interests. Please supplementally provide us a detailed analysis regarding your compliance with the Investment Company Act of 1940, including a description of your tenant in common interests and whether these interests would be deemed securities for purposes of the Act. Please refer to Triple Net Leasing, LLC (August 23, 2000) and Sections 3(a)(1)(C) and 3(c)(5)(C) of the Act.

Item 1:  Business, page 1
3. We note that you were formed to purchase, own, operate and subsequently sell all or a portion of a number of unspecified "value added" properties.  Please expand your disclosure to briefly describe
the manner in which you own your properties, including whether you hold tenant in common interests.
4. We note your statement that the nature and results of certain of
your investments were not fully and accurately disclosed in your prior performance tables. Please expand your disclosure here and on pages 22 and 25 to clarify what aspects of your investments were not
disclosed and what aspects of your investments were not disclosed accurately. Further, we note your statement that "in general, the resulting effect is an overstatement of your Manager`s program and aggregate portfolio operating results." Please expand your disclosure to briefly discuss and quantify this overstatement.
5. We note that your manager`s board of managers is considering alternatives to address the errors in the prior performance tables.
Please expand your disclosure in this section and on pages 22 and
44
to discuss the specific alternatives that the board of managers is considering.
6. We note your acquisition standards listed on pages 2 and 3. Please expand to disclose, if known, a more specific location for any properties you intend to acquire. We note you currently own properties in California, Nevada, and Texas. Will you continue to purchase properties in these locations?
7. Please describe your policy with respect to borrowing and leverage.
8. Please provide a plan of operation for the remainder of the fiscal year or alternatively tell us why it is not appropriate. See Item 101(a)(2) of Regulation S-K.

Item 2:  Financial Information, page 10

Management`s Discussion and Analysis
Scheduled Lease Expirations, page 13
9. We note your statement on page 13 that as of December 31, 2004, your consolidated properties were 63.1% leased and 29.1% of such leased square footage expires during 2005. We also note that you anticipate, but cannot assure, that approximately 80% of the expiring square footage will be renewed for another term. Further, we note your disclosure on page 37 that the leases expiring in 2005 represent
43.8% of the total annual base rent.
* Please expand your disclosure to discuss the basis of your belief that 80% of the square footage will be renewed.
* Please clarify, if true, that if you are unable to procure renewals or attract new tenants, less than 50% of your square footage will be leased as of December 31, 2005 and discuss the corresponding decrease in annual base rent.
* Please discuss whether you anticipate any rental price reductions or capital improvements associated with any renewals or new leases.

Capital Resources, page 18

10. We note that your operating cash flow depends materially on the rents that you are able to charge your tenants and the ability of your tenants to make their rental payments. For liquidity purposes, please describe whether you have a current cash shortfall and whether there is a source for short-term borrowings available. If so, please disclose the total dollar amounts available. For example, we note your ability to obtain debt financing from Cunningham Lending Group,
LLC. Disclose whether these additional sources of short-term liquidity bear restrictions that would make the proceeds unavailable for distributions. In addition, please describe the terms of any borrowings from your affiliate, Cunningham, including whether such terms would be similar to those you would receive from a third party.
11. We note that your primary uses of cash are to fund distributions, capital investment in your portfolio properties, new acquisitions and debt service. Please revise to state your expected capital requirements in each of these four general areas for the next twelve months. Also discuss how you plan to fund these expenditures.
12. We note that you will require up to approximately $4,275,000 for capital expenditures in the current fiscal year. Please describe in more detail the tenant and capital improvements that you anticipate for the year, as well as any other planned or anticipated capital expenditures.

13. We note that your distribution of amounts in excess of taxable income has resulted in a return of capital. Please revise to discuss why the portion of distributions representing a return of capital went from 0% in 2003 to 54% in 2004. Disclose whether this is a trend you expect to continue.
14. We note that you may seek to obtain capital to pay distributions by means of secured or unsecured debt financing. Please expand your disclosure to clarify whether you have relied on debt financing to pay distributions in the past and whether you anticipate obtaining financing to pay future distributions. If not, please disclose the source of funds you have used in the past to pay distributions in excess of taxable income.

Sale of Unregistered Securities, page 19
15. We note that you sold 10,000 units to 785 investors in a private placement, as well as disclosure on page 14 indicating that you relied on Rule 506 of Regulation D for this offering. Supplementally, please tell us the factual basis for your reliance on
Regulation D. Also, please tell us how you concluded there was no general solicitation in connection with this offering.

Controls, page 23

16. Please explain to us the specifics of each material weakness that resulted from the items noted in your disclosure. Include a discussion of the effect on individual line items in your financial statements, and your financial statements as a whole.

17. Please provide us with a schedule of the adjustments made to close the books, or adjustments recorded in connection with or as a result of the audit by the independent accountants. Clearly explain the reason for each adjustment. For each adjustment, show us the impact on net loss. Quantify the net effect of all adjustments on net loss. Explain in detail why you believe the timing of each adjustment is appropriate.

Risk Factors, page 25
18. Please avoid using phrases such as "material adverse effect" or
"adverse impact" when describing the risks` effects. Replace this, and similar language, with specific disclosure of how you, your business, financial condition and results of operation would be affected.
19. To the extent that you hold tenant in common interests, please include a risk factor that addresses the risks associated with such interests, including the potential lack of unilateral foreclosure, capital improvement and liquidation rights.

Distributions by us have and will in the future..., page 26
20. We note you have made distributions that constitute a return of capital. Please expand your disclosure to quantify the extent of this return of capital.


Lack of geographic diversity may expose us..., page 27
21. We note that your properties may face competition from other properties owned, operated or managed by your Manager and its affiliates. Please revise your disclosure to include a separate risk factor addressing this conflict with your Manager and its affiliates.
In addition, identify the affiliates and the specific geographic markets in which you compete.

Dependence on significant tenants..., page 28
22. We note your statement that you have leased the IRS space to a new tenant beginning August 1, 2005. Please revise to briefly describe the staggered occupancy and commencement rent dates of the new lease.

The conflicts of interest described below..., page 30
23. We note section 1.7 of the Operating Agreement regarding certain transactions. Please expand your disclosure to briefly discuss, if true, that there are no restrictions on any manager, member or executive officer from directly competing with you.

Our success is dependent on the performance of our Manager..., page
30
24. Please expand to identify the key employees.

Item 3:  Properties, page 33
25. We note the statement in the Notes to the Consolidated
Financial
Statements that a certain amount of your rental income is from tenants with leases which are subject to contingent rent provisions.
Please expand your disclosure in this section to briefly describe these contingent rent provisions and supplementally confirm that the annual rent listed on pages 5 and 37 is the minimum annual rent that you will receive regardless of any contingent rent provisions.
26. With respect to properties in which you own less than 100% of the interest and affiliated entities hold all or a portion of the remaining interest, please expand your disclosure to describe how the purchase price was determined and then allocated among affiliates.
27. We note your disclosure on page 5 regarding the percentage of leased space. Please expand your disclosure in this section to include the percentage of leased space for each property.
28. Please expand your disclosure on page 37 to clarify the types of leases associated with your properties. For example, are any of the leases triple net leases, which, if they were to expire, would cause your expenses to increase in addition to any loss of rental income?

Item 4:  Security Ownership, page 38
29. We note that members of the Board of Managers own units.
Please
expand your disclosure in this section and on page 43 to individually identify these members.

Item 5:  Managers and Executive Officers, page 38
30. Please identify any promoters or control persons. Refer to Item
401(g) of Regulation S-K.
31. We note that you have no directors or executive officers. Please expand your disclosure to state who holds the designation of principal executive officer and principal financial officer for NNN
2003 Value Fund, LLC.

32. Please revise to disclose whether any of the directors of your Manager are independent, and if so, how you determined they were independent.

33. We note your statement that members of the Board of Managers serve for unlimited terms and your Manager`s executive officers serve at the discretion of the Board of Managers. Based on Section 7.1 of the Operating Agreement, it appears the Manager`s officers and directors will hold office until the Manager is removed, withdraws or resigns. We further note your disclosure on page 49 referring to removal of your Manager. Please provide disclosure explaining how the Manager`s term may be limited. Refer to Item 401(a) of Regulation S-K.

Item 11: Description of Registrant`s Securities to be Registered, page 45
34. Please revise to disclose or cross-reference to a description of any provision in your Articles of Organization that would have an effect of delaying, deferring or preventing a change in control. If no such limits exist, please tell us supplementally. Refer to Item
202(a)(5) of Regulation S-K.

Term and Dissolution, page 49
35. We note that your term will continue indefinitely unless terminated pursuant to the terms of the Operating Agreement.
Please
expand your disclosure to briefly describe these terms.



Repurchase Reserve, page 49
36. We note that under certain circumstances you may, in the sole discretion of your Manager and upon request of a member, repurchase the units held by such member. Please expand your disclosure to briefly describe these circumstances.

Liabilities of Members, page 50
37. We note that, except as specified therein, the Operating Agreement provides that your members will not be personally liable for your expenses, liabilities or obligations. Please expand your disclosure to briefly describe the exceptions specified in the agreement.

Financial Statements

General

38. Update your financial statements in accordance with Rule 3-12 of
Regulation S-X.

39. Explain to us why you have not included historical financial statements for the Offices at Interwood (acquired on January 26,
2005
as disclosed on page F-25) and for Oakey Building, LLC (acquired on
April 2, 2005 as disclosed on page F-14).

40. Explain to us how you considered the requirements of Rule 3-09 of
Regulation S-X with respect to your investment in 801 K Street, Emerald Plaza and Enterprise Technology Center.

NNN 2003 Value Fund, LLC

Note 2 Summary of Significant Accounting Policies

Purchase Price Allocation, page F-9

41. We note your disclosure that your purchase price allocation is subject to change. Explain to us the information that you are still compiling related to the acquisition, the balance sheet items that are subject to change, the potential amount of any change in those items, and potential effect on amortization of assets. Tell us how you considered the need to disclose this information in your financial statements.




Concentration of Credit Risk, page F-11

42. We note the vacancy of a significant tenant at the Oakey
Building
subsequent to year end and the expected reduction in rental income from 2005. Explain to us how you considered the effect of this event in your impairment analysis of the property.

Statements of Revenues and Certain Expenses, page F-41

43. Tell us why you have not included financial statements of the Properties for the 2004 interim period before their acquisition.

Unaudited Pro Forma Consolidated Statement of Operations, page F-
46

44. Explain to us why you have not given pro forma effect to the subsequent acquisition of the Offices at Interwood and the subsequent sale of Financial Plaza.

45. Explain to us why you have not included a proforma balance sheet giving effect to the subsequent acquisition of the Offices at Interwood and the subsequent sales of Satellite Place and Financial
Plaza.


*	*	*

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	Direct any questions regarding the accounting comments to Robert
Telewicz at (202) 551-3438, or Jorge L. Bonilla, Senior Staff Accountant, at (202) 551-3414. Please contact Jennifer Gowetski at
(202) 551-3401, or me at (202) 551-3780, with any other questions.



Sincerely,



Karen J. Garnett
Assistant Director

cc: 	Peter Healy, Esq. (via facsimile)
	O`Melveny & Myers LLP

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NNN 2003 Value Fund, LLC
May 31, 2005
Page 9